Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Silviu Itescu Date of last notice 12 December 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change 10 January 2024 No. of securities held prior to change 78,958,928 ordinary shares, held as follows: • Direct: 67,756,838 ordinary shares; and • Indirect: 11,202,090 ordinary shares 6,960,334 options Class Options Number acquired 3,693,070 options (issued with approval by shareholders at the 2023 AGM) Number disposed Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change 78,958,928 ordinary shares, held as follows: • Direct: 67,756,838 ordinary shares; and • Indirect: 11,202,090 ordinary shares 10,653,404 options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Issue of options with approval by shareholders at the 2023 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Dr Eric Rose Date of last notice 7 July 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change 10 January 2024 No. of securities held prior to change 2,370,000 options Class Options Number acquired 1,960,765 options (issued with approval of shareholders at the 2022 AGM) Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change 4,330,765 options

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Issue of options with approval by shareholders at the 2023 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Joseph R. Swedish Date of last notice 3 January 2024 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change 10 January 2024 No. of securities held prior to change 45,942 ADS, held indirectly, representing 459,420 ordinary shares 500,000 options, held directly Class Options Number acquired 827,077 options (issued with approval by shareholders at the 2023 AGM) Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change 45,942 ADS, held indirectly, representing 459,420 ordinary shares 1,327,077 options, held directly Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Issue of options with approval by shareholders at the 2023 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director William Burns Date of last notice 28 December 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change 10 January 2024 No. of securities held prior to change 106,250 ordinary shares, held indirectly 220,000 options, held directly Class Options Number acquired 409,651 options (issued with approval by shareholders at the 2023 AGM) Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change 106,250 ordinary shares, held indirectly 629,651 options, held directly Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Issue of options with approval by shareholders at the 2023 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Jane C. Bell Date of last notice 28 December 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change 10 January 2024 No. of securities held prior to change 200,000 options, held directly 309,523 ordinary shares, held indirectly Class Options Number acquired 326,729 options (issued with approval by shareholders at the 2023 AGM) Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change 526,729 options, held directly 309,523 ordinary shares, held indirectly

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Issue of options with approval by shareholders at the 2023 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Philip Facchina Date of last notice 28 December 2023 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Not applicable Date of change 10 January 2024 No. of securities held prior to change 12,322 American Depositary Shares, held indirectly, representing 123,220 ordinary shares 68,306 Warrants, held indirectly 200,000 Options, held directly Class Options Number acquired 290,432 options (issued with approval by shareholders at the 2023 AGM) Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change 12,322 American Depositary Shares, held indirectly, representing 123,220 ordinary shares 68,306 Warrants, held indirectly 490,432 Options, held directly Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Issue of options with approval by shareholders at the 2023 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable